PURE GOLD MINERALS INC. T.PUG

05007122

RECEIVED
2005 APR 11 A 10: 25

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
APR 11 2005
THOMSON FINANCIAL

4/11

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 4, 2005 *TSX SYMBOL: PUG*

AMENDMENT TO PRIVATE PLACEMENT - INCREASED TO $2.02 MILLION

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Company"), is pleased to announce that further to the Company's news release dated March 17, 2005, it has arranged an increase to the brokered private placement through Dundee Securities Corporation (the "Agent"). The Agent has agreed to place up to 25,250,000 flow-through shares at a price of $0.08 per flow-through share.

All other terms remain unchanged, that is, the Agent will receive a fee equal to 8% of the total gross proceeds raised payable as to 4% in cash and 4% in common shares of the Company. In addition, the Agent will receive a compensation warrant ("Compensation Warrant") equal in number to 8% of the number of flow-through shares sold under the Offering. Each Compensation Warrant will be exercisable at a price of $0.08 per common share for twelve (12) months from the closing date.

The Offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

Conducting this private placement in conjunction with the Company's Rights Offering gives the Company additional exploration funds necessary to complete the required work programs on its existing properties and in turn allows the Company to acquire and explore new properties it is currently evaluating in the Northwest Territories.

RIGHTS OFFERING EXPIRES THURSDAY, APRIL 7TH

Further to the Company's news release dated February 24, 2005, regarding a Rights Offering to its shareholders who are resident in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, the Company wishes to remind its shareholders that the Rights (trading on the Toronto Stock Exchange under symbol PUG.RT) will expire on Thursday April 7, 2005.

Shareholders are urged to contact their brokers or financial advisors well in advance of the expiry.

Six Rights plus $0.07 will entitle the shareholder to purchase one unit (a "Unit") of the Company. Each Unit consists of one common share and one-half of one Series A Warrant. Each whole Series A Warrant entitles the holder to purchase one additional common share at $0.10 per share until April 7, 2006.

The Rights will no longer trade after noon (Toronto time) on Thursday April 7, 2005.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca

PURE GOLD MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

JOINT NEWS RELEASE

Pure Gold Minerals Inc.
1255 West Pender Street
Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax.: (604) 687-3141

TSX Symbol: PUG

Bard Ventures Ltd.
1255 West Pender Street
Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax.: (604) 687-3141

TSX Venture Symbol: CBS

April 5, 2005

Drilling Commences at North James River Property

Pure Gold Minerals Inc. (TSX: PUG) and Bard Ventures Ltd. (TSX-V: CBS) collectively referred to as the "Companies" are pleased to announce that drilling has commenced on the North James River Project located 40 kilometres north of Wolfden Resources's High Lake volcanic massive sulphide deposit in Nunavut. The drill program will focus on further testing of the Silver Bullet showing.

The 2004 geological mapping and sampling program examined the quartz vein systems at each of the Black Ice, Silver Bullet and Grumpy prospects. 56 grab samples and 114 chip samples 0.4 to 1.2 metres wide were collected across the vein exposures, providing accurate and detailed sampling of the mineralization. 25% of the samples returned anomalous values of 1g/t to 186 g/t gold. 15 samples along 50 metres of the exposed Silver Bullet vein averaged 11.8 g/t gold and 20 samples along 40 metres of the exposed Black Ice vein averaged 1.6 g/t gold. Four of the nine samples collected from the Grumpy prospect contained 1 g/t to 18.36 g/t gold and three of the eight samples collected from the newly discovered Bumpa prospect returned 1 g/t to 8.92 g/t gold. Given favourable results from the drill program, further drill testing of the Silver Bullet showing, as well as the other mineralized zones in the region will be undertaken.

It is anticipated that the drill program will take three to four weeks to complete. Pure Gold Minerals Inc. is the operator and 50% owner of the property. Geoffrey Goodall, P.Geo, Qualified Person, is responsible for the design and implementation of the work program.

On behalf of:
Pure Gold Minerals Inc.

Donald R. Sheldon, President
For further information please visit our website at www.puregold.ca.

On behalf of:
Bard Ventures Ltd.

"Eugene Beukman"

Eugene Beukman, President
For further information please visit our website at www.bardventures.com.